UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

INTERLEUKIN GENETICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	94-3123681
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

135 Beaver Street Waltham, MA	02452
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

COMMON STOCK, $0.001 PAR VALUE	THE AMERICAN STOCK EXCHANGE

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:                       (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

(Title of class)

Item 1.    Description of Registrant’s Securities to be Registered.

We are authorized to issue up to 75,000,000 shares of common stock, $0.001 par value per share, and 6,000,000 shares of preferred stock, $0.001 par value per share.  5,000,000 of the Company’s authorized shares of preferred stock are designated as Series A Preferred Stock.  As of October 31, 2005, there were 23,833,399 shares of the common stock and 5,000,000 shares of the Registrant’s Series A Preferred Stock, issued and outstanding.

Common Stock

Subject to the rights of the holders of outstanding shares of preferred stock, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments.  The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.  In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

The Series A Preferred Stock accrues dividends at the rate of 8% of the original purchase price per year, payable only when, as and if declared by the Board of Directors and are non-cumulative. To date, no dividends have been declared on these shares. If the Company declares a distribution, with certain exceptions, payable in securities of other persons, evidences of indebtedness issued by us or other persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series A Preferred Stock were the holders of the number of shares of the Company’s Common Stock into which their respective shares of Series A Preferred Stock are convertible as of the record date fixed for the determination of the holders of its Common Stock entitled to receive such distribution.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the Company’s assets or surplus funds to the holders of its Common Stock by reason of their ownership thereof, the amount of two times the then-effective purchase price per share, as adjusted for any stock dividends, combinations or splits with respect to such shares, plus all declared but unpaid dividends on such share for each share of Series A Preferred Stock then held by them. The aggregate liquidation preference of the Series A Preferred Stock at September 30, 2005 was $18,000,000. After receiving this amount, the holders of the Series A Preferred Stock shall participate on an as-converted basis with the holders of common stock in any of the remaining assets.

Each share of Series A Preferred Stock is convertible at any time at the option of the holder into a number of shares of the Company’s common stock determined by dividing the then-

effective purchase price by the conversion price in effect on the date the certificate is surrendered for conversion. As of September 30, 2005, the Series A Preferred Stock is convertible into 28,160,200 shares of Common Stock reflecting a conversion price of $.3196 per share and an effective purchase price of $1.80 per share.

Each holder of Series A Preferred Stock is entitled to vote its shares of Series A Preferred Stock on an as-converted basis with the holders of Common Stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law. This means that each share of Series A Preferred Stock will be entitled to a number of votes equal to the number of shares of common stock into which it is convertible on the applicable record date.  So long as at least 40% of the shares of Series A Preferred Stock remains outstanding, the holders of Series A Preferred Stock have the right to elect four of the directors of the Company and the holders of common stock have the right to elect a fifth director.

Item 2.    Exhibits.

None.

SIGNATURE

Pursuant to the requirements Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERLEUKIN GENETICS, INC.

Date: December 27, 2005	By:	/s/ PHILIP R. REILLY
Philip R. Reilly
Chief Executive Officer